Flamel Technologies Medusa®-Formulated Interferon-Alpha Demonstrates Favorable Antiviral Activity and Safety

in a Phase 2 clinical study

Completion of enrollment reached in its on-going Phase 2 clinical study

LYON, France - June 25, 2012 - Flamel Technologies (NASDAQ: FLML) today announced that its Medusa-formulated interferon-alpha (“IFN α-2b XL”) was featured in a lecture and an oral presentation on June 25 at the 14th International Symposium on Viral Hepatitis and Liver Disease (ISVHLD) held June 22- 25, 2012 in Shanghai, China. The abstracts are entitled “Aggregate report on safety and efficacy of a new sustained release IFN (IFN XL) as compared to standard of care” and “Medusa formulated Interferon-alpha-2b Shows a Favorable Efficacy / Tolerability Profile vs. PEGylated IFN-alpha-2b in Hepatitis C Patients in the Phase 2 Study ANRS HC23 COAT-IFN.” The abstracts presented by Professor Christian Trepo of Hôpital de la Croix Rousse, Lyon, France, and Roger Kravtzoff, Preclinical and Clinical Director at Flamel Technologies, demonstrated a favorable antiviral activity and safety profile as compared with ViraferonPeg™ (marketed in the U.S. as PegIntron™).

The abstracts presented the background, rationale and design of the on-going studies which are evaluating the therapeutic potential and safety of Flamel’s Medusa-formulated IFN a-2b XL, a long acting, unmodified (in contrast to PEGylated interferons), fully active interferon injected once weekly in patients with chronic hepatitis C virus (“HCV”) infection. The full presentation is available on Flamel's website at http://www.flamel.com/technology-platforms/medusa/.

In addition, Flamel Technologies announced that it has reached its enrollment objective of 84 patients in its ongoing Phase 2 clinical study: ANRS HC23 COAT-IFN.

The principal investigator of the study, Professor Christian Trepo, remarked, “Preliminary results of this Phase 2 study are very consistent with those of Phase 1 and support the proof of concept of an improved tolerance without loss of efficacy of IFN XL. We believe this fulfills one of the most awaited needs for a future combination therapy.”

Mike Anderson, Flamel’s chief executive officer, stated, “Within the next five years, the number of HBV/HCV patients treated is expected to grow. In this context, the development of a new interferon formulation with good efficacy and better tolerance will be an important factor in hepatitis C treatment. Our formulation of Interferon-Alpha XL, a long acting formulation of Interferon-Alpha, is one of our more important development programs and is an example of the potential of the Medusa platform to improve the safety and efficacy of therapeutic proteins. In addition to seeing positive clinical data with our Medusa-formulated product candidate, we are grateful for the commitment of our clinical investigators to this important work and we look forward to their on-going participation in the trial.”

Phase 2 Study Design

84 HCV patients have been treated in the on-going Phase 2 clinical study, randomized, three parallel-arm, comparative, open-label, multi-center study and were allocated to either IFN-a-2b XL, or PegIntron 1.5 µg/Kg, both in combination with weight based Ribavirin. Patients were each injected over a twelve-week period to compare the therapeutic potential and safety of IFN-a2b XL versus PegIntron in patients with chronic hepatitis C virus (HCV) infection (genotypes 1 and 4). This study was conducted on both naïve and non-responder patients.

This Phase 2 clinical study is sponsored by Inserm-ANRS (French National Institute of Health and Medical Research – French National Agency for Research on AIDS and Viral Hepatitis).

Summary of Results

In the Phase 2 clinical study, the Medusa-formulated IFNα-2bXL at 27MIU has demonstrated a remarkably consistent safety profile across all available data. Improved tolerability of IFNα-2bXL was obtained in addition to good efficacy since the antiviral activity of IFNα-2bXL appears at least similar to that of reference Peg-IFNα-2b in a 3-month course of combined therapy.

Safety and Tolerability

The available study data confirms the results obtained from previous clinical studies, indicating an improved tolerability of Medusa-formulated IFNα-2bXL at 27MIU compared to PegIntron. No serious adverse events were reported as definitely or probably attributable to Medusa-formulated IFN a-2b XL.

About IFN-alpha-2b XL

IFN-alpha-2b XL is a new formulation of recombinant Interferon alpha-2b based on Flamel's proprietary Medusa hydrogel delivery system. Medusa is a versatile biodegradable carrier for the development of a wide range of novel and second-generation long-acting protein and peptide products. IFN-alpha-2b XL is designed to provide patients with a longer acting and more tolerable approach to interferon therapy compared with approved interferon regimens.

About Hepatitis C

Hepatitis C virus is a blood-borne pathogen that causes inflammation of the liver. According to the U.S. Centers for Disease Control and Prevention (CDC), more than 75 percent of people infected with HCV will develop chronic infections, and 60 to 70 percent of these people will subsequently develop chronic hepatitis. HCV infection is the most common blood-borne viral infection in the United States. Approximately 4 million people in the United States are infected with HCV and the World Health Organization estimates that 170 million people worldwide - 3 percent of the world's population - are infected with HCV.

About Flamel Technologies

Flamel Technologies SA (NASDAQ: FLML) is a leading drug delivery company focused on the goal of developing safer, more efficacious formulations of drugs that address unmet medical needs. Its product development pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary platforms. Several Medusa-based products are at various clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is being evaluated a Phase 2a trial in HCV patients. The Company has developed approved products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate) and Merck Serono (long-acting interferon beta-1a). Flamel recently acquired Éclat Pharmaceuticals, a St. Louis, Missouri-based specialty pharmaceutical company focused on developing and commercializing niche brands and generic products. Additional information can be found at www.flamel.com

Contact:

Michael S. Anderson, Chief Executive Officer

Phone:	33 (0) 4 72 78 34 34
Fax:	33 (0) 4 72 78 34 35
E-mail:	anderson@flamel.com

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms.  All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," and similar expressions are generally intended to identify forward-looking statements.  All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals will not be successful, the expected timing of the filing of our first New Drug Application (NDA) with the FDA may be delayed, the identified opportunities will not result in shorter-term, high value results, clinical trial results will not be positive or that our partners may decide not to move forward, management transition to a new chief executive officer may be disruptive or not succeed as planned, products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, products in development may not achieve market acceptance, competitive products and pricing may hinder our commercial opportunities we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel’s technology, and the risks associated with our reliance on outside parties and key strategic alliances.  These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC).  All forward-looking statements included in this release are based on information available at the time of the release.  We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.